                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ------------------------------------

                                 SCHEDULE 13E-3

                                (Amendment No. 1)

                                 (RULE 13e-100)

                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

           RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             Specialty Catalog Corp.
                             -----------------------
                                (Name of Issuer)



                             Specialty Catalog Corp.
                           Specialty Acquisition Corp.
                          First Global Holdings Limited
                     Oracle Investments and Holdings Limited
                               Ionic Holdings LDC
                          Three Greens Holdings Limited
                       Alexander Enterprise Holding Corp.
                                   Guy Naggar
                          The David Cicurel Settlement
                                Martin E. Franklin
                    Wynnefield Partners Small Cap Value, L.P.
                   Wynnefield Partners Small Cap Value, L.P.I
             Wynnefield Partners Small Cap Value Offshore Fund, Ltd.

                                   ----------
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   84748Q-10-3
                                   -----------
                      (CUSIP Number of Class of Securities)

            Thomas McCain                         Guy Naggar
       Specialty Catalog Corp.             Specialty Acquisition Corp.
          21 Bristol Drive                   c/o Kane Kessler, P.C.
       South Easton, MA 02375              1350 Avenue of the Americas
           (508) 238-0199                          26th Floor
                                               New York, NY 10019
                                                 (212) 541-6222

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   COPIES TO:
           Jeffrey S. Tullman, Esq.                  Stephen Kotran, Esq.
             Kane Kessler, P.C.                      Sullivan & Cromwell
        1350 Avenue of the Americas                   125 Broad Street
               26th Floor                             New York, NY 10038
           New York, NY 10019                            212-558-4963
            (212) 541-6222

This statement is filed in connection with (check the appropriate box):

a.       |X|      The filing of solicitation  materials or an information
                  statement subject to Regulation 14A,  Regulation 14C or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.

b.       |_|      The filing of a registration statement under the Securities
                  Act of 1933.

c.       |_|      A tender offer.

d.       |_|      None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

                           CALCULATION OF FILING FEE*
 -------------------------------------------------------------------------------
     Transaction Valuation                       Amount of Filing fee
         $12,221,272                                  $2,445
 -------------------------------------------------------------------------------
* The filing fee was determined by adding (a) the product of (i) the 2,820,577 shares of Common Stock that are proposed to be retired in the merger and (ii) the merger consideration of $3.75 per share of Common Stock, plus (b) $1,630,609 expected to be paid upon cancellation of all outstanding options (the "Total Consideration"). The filing fee equals one- fiftieth of one percent of the Total Consideration.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 2,445            Filing Party: Specialty Catalog Corp.
                       ----------------                 ------------------------

Form or Registration No.: Schedule 14A     Date Filed: May 21, 2001
                         --------------               --------------------------

                                  INTRODUCTION


         This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by (1) Specialty Catalog Corp., a Delaware corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction ("Specialty Catalog"), (2) Specialty Acquisition Corp., a Delaware corporation ("Acquisition Corp."), (3) First Global Holdings Limited, a British Virgin Islands corporation ("First Global"),
(4) Oracle Investments and Holdings Limited, a British Virgin Islands corporation ("Oracle"), (5) Ionic Holdings LDC, a Cayman Islands corporation ("Ionic"), (6) Three Greens Holdings Limited, a British Virgin Islands corporation ("Three Greens"), (7) Alexander Enterprise Holding Corp., a British Virgin Islands corporation ("Alexander"), (8) Guy Naggar, (9) The David Cicurel Settlement, (10) Martin E. Franklin, (11) Wynnefield Partners Small Cap Value, L.P. ("Wynnefield Partners"), a Delaware limited partnership, (12) Wynnefield Partners Small Cap Value, L.P. I ("Wynnefield Partners I"), a Delaware limited partnership, and (13) Wynnefield Partners Small Cap Value Offshore Fund, Ltd. (the "Wynnefield Offshore"), a Cayman Islands corporation. This Schedule 13E-3 relates to the Agreement and Plan of Recapitalization and Merger, dated as of May 4, 2001 (the "Merger Agreement"), between Specialty Catalog and Acquisition Corp.

         Concurrently with the filing of this Schedule 13E-3, Specialty Catalog is filing with the Securities and Exchange Commission a revised proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended, relating to the special meeting of stockholders of Specialty Catalog at which the stockholders of Specialty Catalog will consider and vote upon, among other things, a proposal to approve and adopt the Merger Agreement and the merger transaction contemplated thereby. A copy of the Proxy Statement is attached hereto as Exhibit 99 (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement.


         The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

         The information contained in this Schedule 13E-3 and/or the Proxy Statement concerning Specialty Catalog was supplied by Specialty Catalog and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 and/or the Proxy Statement concerning each filing person other than Specialty Catalog was supplied by each such filing person and no other filing person, including Specialty Catalog, takes responsibility for the accuracy of any information not supplied by such filing person.

ITEM 1.  SUMMARY TERM SHEET.

                  The information contained in the section of the Proxy Statement entitled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The information contained in the section of the Proxy Statement entitled "Summary--The Participants" is incorporated herein by reference.

         (b) The information contained in the section of the Proxy Statement entitled "General Information" is incorporated herein by reference.

         (c)-(d) The information contained in the section of the Proxy Statement entitled "Historical Market Information" is incorporated herein by reference.

         (e)      Not applicable.

         (f) The information contained in the section of the Proxy Statement entitled "Information about the Transaction Participants--Certain Purchases of Specialty Catalog Common Stock" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The information contained in the sections of the Proxy Statement entitled "Summary--The Participants", and "Information About the Transaction Participant--Continuing Stockholders" is incorporated herein by reference.


                  The address of Mr. Naggar is c/o Dawnay, Day & Co. Ltd., 15 Grosvenor Gardens, London, England SW1W OBD, Tel: 020 7834 8060.

                  The address of First Global, Three Greens, and Oracle is Geneva Place, 2nd Floor, Wickham's Cay, P.O. Box 3339, Road Town, Tortola, British Virgin Islands, Tel: 44 1534 602000.

                  The address of Ionic is First Home Tower, British American Center, George Town, Grand Cayman, Cayman Islands Tel: 44 1534 602000.

                  The address of Alexander is 801 Brickell Avenue, Suite 2580, Miami, FL 33131, Tel: (305) 530-1632.

                  The address of The David Cicurel Settlement is La Motte Chambers, St Helier, Jersey Channel Islands, JE1 1BJ, Tel: 44 1534 602000.

                  The address of Mr. Franklin is 555 Theodore Fremd Avenue, Rye, New York 10580, Tel: (914) 967-9400.

                  The address of Wynnefield Partners, Wynnefield Partners I, and Wynnefield Offshore is 450 Seventh Avenue, Suite 509, New York, New York 10123, Tel: (212) 760-0278.


         (b) The information contained in the sections of the Proxy Statement entitled "Summary--The Participants", and "Information About the Transaction Participant--Continuing Stockholders" is incorporated herein by reference.

         (c) The information contained in the section of the Proxy Statement entitled "Information About the Transaction Participant--Continuing Stockholders" is incorporated herein by reference.


ITEM 4.  TERMS OF THE TRANSACTION.

         (a)(1)   Not applicable.


         (a)(2) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Questions and Answers About the Merger", "Summary," "The Special Meeting" "Special Factors" and "Summary of the Merger Agreement" is incorporated herein by reference.


         (c) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Questions and Answers About the Merger", "Special

                  Factors-Effects of the Merger" "Special Factors--Related Agreements", "Special Factors--Amount and Source of Funds and Financing of the Merger", and "Special Factors-Interests of Certain Persons in the Merger" is incorporated herein by reference.


         (d) The information contained in the section of the Proxy Statement entitled "Special Factors-Appraisal Rights" and in Annex C to the Proxy Statement, Section 262 of the Delaware General Corporation Law, is incorporated herein by reference.

         (e) The information contained in the section of the Proxy Statement entitled "Special Factors-Provisions for Unaffiliated Security Holders" is incorporated herein by reference.

         (f)      Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) The information contained in the sections of the Proxy Statement entitled "Special Factors--Related Agreements" and "Special Factors--Amount and Source of Funds and Financing of the Merger" is incorporated herein by reference.

         (b) The information contained in the sections of the Proxy Statement entitled "Special Factors--Material Contacts and Board Deliberations" and "Special Factors--Interests of Certain Persons in the Merger" is incorporated herein by reference.

         (c) The information contained in the section of the Proxy Statement entitled "Special Factors--Material Contacts and Board Deliberations" is incorporated herein by reference.

         (e) The information contained in the sections of the Proxy Statement entitled "Special Factors--Interests of Certain Persons in the Merger", "Special Factors--Related Agreements" and "Summary of the Merger Agreement" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Summary", "Special Factors" and "Summary of the Merger Agreement" is incorporated herein by reference.

         (c) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Summary", "Special Factors" and "Summary of the Merger Agreement" is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a)-(d) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Summary", "Special Factors" and "Summary of the Merger Agreement" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.


         (a),(b) The information contained in the sections of the Proxy Statement entitled "Special Factors-- Recommendation of the Special Committee and the Board of Directors; Considerations in Connection with the Merger; Fairness of the Merger", "Special Factors--Material Contacts and Board Deliberations", "Special Factors--Opinion of Burnham Securities Inc.", and "Special Factors--Position of the Continuing Stockholders as to the Fairness of the Merger" is incorporated herein by reference.

         (c) The information contained in the sections of the Proxy Statement entitled "Summary", "Summary--Information Concerning the Meeting", "Questions and Answers About the Merger", and "The Special Meeting" is incorporated herein by reference.

         (d) The information contained in the sections of the Proxy Statement entitled "Special Factors--Recommendation of the Special Committee and the Board of Directors; Considerations in Connection with the Merger; Fairness of the Merger", "Special Factors-- Material Contacts and Board Deliberations", "Questions and Answers About the Merger", and "Special Factors--Opinion of Burnham Securities Inc." is incorporated herein by reference.

         (e) The information contained in the sections of the Proxy Statement entitled "Special Factors-- Material Contacts and Board Deliberations", "Special Factors--Recommendation of the Special Committee and the Board of Directors; Considerations in Connection with the Merger; Fairness of the Merger" and "Special Factors--Opinion of Burnham Securities Inc." is incorporated herein by reference.

         (f) The information contained in the sections of the Proxy Statement entitled "Special Factors-- Material Contacts and Board Deliberations" and "Special Factors--Recommendation of the Special Committee and the Board of Directors; Considerations in Connection with the Merger; Fairness of the Merger" is incorporated herein by reference.


ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.


         (a)-(c) The information contained in the sections of the Proxy Statement entitled "Special Factors--Opinion of Burnham Securities Inc.", "Special Factors--Material Contacts and Board Deliberations", "Where You Can Find More Information", and in Annex B to the Proxy Statement is incorporated herein by reference.


ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.


         (a),(b) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet--Sources and Uses of Funds", "Summary--Merger Financing", and "Special Factors--Amount and Source of Funds and Financing of the Merger" is incorporated herein by reference.

         (c) The information contained in the sections of the Proxy Statement entitled "Special Factors--Estimated Fees and Expenses" and "Summary of the Merger Agreement--Termination Fees and Expenses" is incorporated herein by reference.

         (d) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet-Sources and Uses of Funds", "Summary--Merger Financing", "Special Factors--Amount and Source of Funds and Financing of the Merger" and "Special Factors--Related Agreements" is incorporated herein by reference.


ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.


         (a),(b) The information contained in the sections of the Proxy Statement entitled "Special Factors--Interests of Certain Persons in the Merger" "Special Factors--Related Agreements", and "Information About the Transaction Participants" is incorporated herein by reference.


ITEM 12.  THE SOLICITATION OR RECOMMENDATION.


         (d),(e) The information contained in the sections of the Proxy Statement entitled "Summary--Information Concerning the Meeting", "Special Factors--Recommendation of the Special Committee and the Board of Directors; Considerations in Connection with the Merger; Fairness of the Merger", "Special Factors--Position of the Continuing Stockholders as to Fairness of the Merger", "The Special Meeting--Required Vote" and "Special Factors--Structure of the Transaction; Participants" is incorporated herein by reference.


ITEM 13.  FINANCIAL STATEMENTS.


         (a) The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger--What Does it Mean to Incorporate Certain Documents by Reference", "Historical Book Value, Dividends, and Net Earnings", "Information About the Transaction
                  Participants--The Company", "Incorporation of Certain Documents by Reference" and "Where You Can Find More Information" is incorporated herein by reference.


         (b)       Not applicable.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a),(b) The information contained in the section of the Proxy Statement entitled "The Special Meeting" is incorporated herein by reference.

ITEM 15.  ADDITIONAL INFORMATION.

         (b) The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16.  EXHIBITS.


         99 (a) (1)     Amendment No. 1 to Preliminary Proxy Statement filed
                        with the Securities and Exchange Commission on July 23, 2001. (9)

         99 (a) (2)     Form of Proxy Card, filed with the Securities and
                        Exchange Commission along with the Proxy Statement
                        (supercedes Form of Proxy Card filed as an exhibit to the Schedule 13E-3 filed by Specialty Catalog on May 21,
                        2001). (9)

         99 (a) (3)     Press Release dated May 4, 2001. (1)

         99 (a) (4)     Specialty Catalog's Annual Report on Form 10-K for the
                        fiscal year ended December 30, 2000. (5)

         99 (a) (5)     Specialty Catalog's Quarterly Report on Form 10-Q for
                        the fiscal quarter ended March 31, 2001. (6)

         99 (b) (1)     Letter of Intent, dated as of May 4, 2001, by and among
                        Specialty Catalog,  Acquisition Corp., LEG Partners III
                        SBIC, L.P., LEG Partners Debenture SBIC, L.P., and Golub
                        Associates Incorporated. (8)

         99 (b) (2)     Term Sheet, dated as of April 30, 2001, by and among
                        Specialty Catalog and Fleet National Bank. (8)

         99 (b) (3)     Form of draft Note and Warrant Purchase Agreement, by
                        and among Specialty Catalog, Acquisition Corp., LEG
                        Partners III SBIC, L.P., and LEG Partners Debenture
                        SBIC, L.P. (9)

         99 (c) (1)     Opinion of Burnham Securities Inc. attached as Annex B
                        to the Proxy Statement. (8)

         99 (c) (2)     Presentation materials, dated May 4, 2001, prepared by
                        Burnham Securities, Inc. (9)

         99 (d) (1)     Agreement and Plan of  Recapitalization  and Merger,
                        dated as of May 4, 2001, between Specialty Catalog and Acquisition Corp. attached as Annex A to the Proxy
                        Statement. (8)

         99 (d) (2)     Stockholders  Agreement,  dated as of May 4, 2001,
                        among  Acquisition  Corp.,  First  Global,  Oracle,
                        Ionic, Alexander, and Guy Naggar. (8)

         99 (d) (3)     Employment Agreement, dated as of May 8, 2000, between
                        Specialty Catalog and Joseph Grabowski. (2)

         99 (d) (4)     Engagement Letter, dated as of February 16, 2001,
                        between Marlin Holdings, LLC and Specialty
                        Catalog. (3)

         99 (d) (5)     Form of draft Amendment to Employment Agreement
                        between Specialty Catalog and Joseph Grabowski. (9)

         99 (d) (6)     Form of draft Warrant Agreement by and among
                        Acquisition Corp., LEG Partners III SBIC, L.P., and LEG
                        Partners Debenture SBIC, L.P. (9)

         99 (d) (7)     Subscription Agreement between Acquisition Corp. and
                        Guy Naggar. (9)

         99 (d) (8)     Subscription Agreement between Acquisition Corp.
                        and Alexander. (9)

         99 (d) (9)     Form of Subscription Agreement between Acquisition Corp.
                        and each of the other Continuing Stockholders. (9)


         99 (d) (10)    Form of draft Stock Option Exercise Agreement. (9)

         99 (d) (11)    Form of draft Stock Option Exercise Agreement between
                        Specialty Catalog and Joseph Grabowski. (9)

         99 (d) (12)    Form of draft Specialty Catalog 2001 Stock Incentive
                        Plan. (9)

         99 (d) (13)    Form of standard Option Agreement. (9)

         99 (d) (14)    Form of draft Option Agreement between Specialty Catalog
                        and Joseph Grabowski. (9)

         99 (d) (15)    Rights Agreement, dated as of April 11, 2000, between
                        Specialty Catalog and Continental Stock Transfer & Trust
                        Company, as Rights Agent. (4)

         99 (d) (16)    Amendment No. 1 to the Rights Agreement, dated as of
                        March 26, 2001, between Specialty Catalog and
                        Continental Stock Transfer & Trust Company, as Rights
                        Agent. (9)

         99 (d) (17)    Agreement and Plan of Recapitalization and Merger, dated
                        January 18, 2000, by and among Golub Associates
                        Incorporated, Catalog Acquisition Corp., and Specialty
                        Catalog. (7)

         99 (d) (18)    Form of draft Employment Agreement between Specialty
                        Catalog and Thomas McCain. (9)

         99 (f) Section 262 of the Delaware General Corporation Law, attached as Annex C to the Proxy Statement. (8)

         99 (g)         Not applicable

-----------------------

(1) Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Specialty Catalog on May 7, 2001.

(2) Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Specialty Catalog on May 15, 2001.

(3) Incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K/A filed by Specialty Catalog on April 30, 2001.

(4) Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Specialty Catalog on April 11, 2000.

(5) Incorporated by reference to the Annual Report on Form 10-K/A filed by Specialty Catalog on April 30, 2001.

(6) Incorporated by reference to the Quarterly Report on Form 10-Q filed by Specialty Catalog on May 15, 2001.

(7) Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Specialty Catalog on January 31, 2000.

(8) Incorporated by reference to the Schedule 13E-3 filed by Specialty Catalog on May 21, 2001.

(9)   Filed herewith.

                                    SIGNATURE

         After due inquiry and to the best of their knowledge and belief, the following certify that the information set forth in this statement is true, complete and correct.



                                            SPECIALTY CATALOG CORP.



                                            By: /s/ Thomas McCain
                                               ------------------------------
                                               Name:  Thomas McCain
                                               Title: Senior Vice President
                                                      Secretary, and Treasurer


                                                /s/ Guy Naggar
                                            --------------------------------
                                            Guy Naggar



                                            SPECIALTY ACQUISITION CORP.



                                                /s/ Guy Naggar
                                               ------------------------------
                                               Name:  Guy Naggar
                                               Title:  President





                                            ALEXANDER ENTERPRISE HOLDING
                                            CORP.



                                            By: /s/ Jared Bluestein
                                               ------------------------------
                                               Name:  Jared Bluestein
                                               Title: Director

                                            FIRST GLOBAL HOLDINGS LIMITED


                                            By: /s/ Elizabeth Le Poidevin
                                               ------------------------------
                                               Name:  Elizabeth Le Poidevin
                                               Title: Director


                                            ORACLE INVESTMENTS AND HOLDINGS
                                            LIMITED


                                            By: /s/ Elizabeth Le Poidevin
                                               ------------------------------
                                               Name:  Elizabeth Le Poidevin
                                               Title: Director


                                            IONIC HOLDINGS LDC


                                            By: /s/ Elizabeth Le Poidevin
                                               ------------------------------
                                               Name:  Elizabeth Le Poidevin
                                               Title: Director


                                            THREE GREENS HOLDINGS LIMITED


                                            By: /s/ Elizabeth Le Poidevin
                                               ------------------------------
                                               Name:  Elizabeth Le Poidevin
                                               Title: Director


                                            THE DAVID CICUREL SETTLEMENT

                                            By: /s/ Elizabeth Le Poidevin
                                               ------------------------------
                                               Name:  Elizabeth Le Poidevin
                                               Title: Director, Abacus (C.I.)
                                                      Limited, Trustee


                                            /s/ Martin Franklin
                                            --------------------------------
                                            Martin Franklin


                                            WYNNEFIELD PARTNERS SMALL CAP
                                            VALUE, L.P.
                                            By: Wynnefield Capital Management,
                                                LLC General Partner


                                            By: /s/ Nelson Obus
                                               ------------------------------
                                               Name:  Nelson Obus
                                               Title: Managing Member


                                            WYNNEFIELD PARTNERS SMALL CAP VALUE,
                                            L.P. I
                                            By: Wynnefield Capital Management,
                                                LLC General Partner


                                            By: /s/ Nelson Obus
                                               ------------------------------
                                               Name:  Nelson Obus
                                               Title: Managing Member


                                            WYNNEFIELD PARTNERS SMALL CAP VALUE
                                            OFFSHORE FUND, LTD.
                                            By: Wynnefield Capital, Inc.


                                            By: /s/ Nelson Obus
                                               ------------------------------
                                               Name:  Nelson Obus
                                               Title: President

                                  EXHIBIT INDEX


EXHIBIT NO.                DESCRIPTION


99 (a) (1)     Amendment No. 1 to Preliminary Proxy Statement filed with the
               Securities and Exchange Commission on July 23, 2001. (9)

99 (a) (2)     Form of Proxy Card, filed with the Securities and Exchange
               Commission along with the Proxy Statement (supercedes Form of Proxy Card filed as an exhibit to the Schedule 13E-3 filed by Specialty Catalog on May 21, 2001). (9)

99 (a) (3)     Press Release dated May 4, 2001. (1)

99 (a) (4)     Specialty Catalog's Annual Report on Form 10-K for the fiscal year ended December 30, 2000. *5)

99 (a) (5)     Specialty Catalog's Quanterly Report on Form 10-Q for the fiscal quarter ended March 31, 200. (6)

99 (b) (1)     Letter of Intent, dated as of May 4, 2001, by and among
               Specialty Catalog, Acquisition Corp., LEG Partners III SBIC,
               L.P., LEG Partners Debenture SBIC, L.P., and Golub Associates
               Incorporated. (8)

99 (b) (2)     Term Sheet, dated as of April 30, 2001, by and among
               Specialty Catalog and Fleet National Bank. (8)

99 (b) (3)     Form of draft Note and Warrant Purchase Agreement, by and
               among Specialty Catalog, Acquisition Corp., LEG Partners III
               SBIC, L.P., and LEG Partners Debenture SBIC, L.P. (9)

99 (c) Opinion of Burnham Securities Inc. attached as Annex B to the Proxy Statement. (8)

99 (c) (2)     Presentation materials, dated May 4, 2001, prepared by
               Burnham Securities, Inc. (9)

99 (d) (1)     Agreement and Plan of Recapitalization and Merger, dated
               as of May 4, 2001, between Specialty Catalog and Acquisition
               Corp. attached as Annex A to the Proxy Statement. (8)

99 (d) (2)     Stockholders Agreement, dated as of May 4, 2001, among
               Acquisition Corp., First Global, Oracle, Ionic, Alexander, and
               Guy Naggar. (8)

99 (d) (3)     Employment Agreement, dated as of May 8, 2000, between
               Specialty Catalog and Joseph Grabowski. (2)

99 (d) (4)     Engagement Letter, dated as of February 16, 2001, between
               Marlin Holdings, LLC and Specialty Catalog. (3)

99 (d) (5)     Form of draft Amendment to Employment Agreement between
               Specialty Catalog and Joseph Grabowski. (9)

99 (d) (6)     Form of draft Warrant Agreement by and among Acquisition
               Corp., LEG Partners III SBIC, L.P., and LEG Partners Debenture
               SBIC, L.P. (9)

99 (d) (7)     Subscription Agreement between Acquisition Corp. and Guy
               Naggar. (9)

99 (d) (8)     Subscription Agreement between Acquisition Corp. and
               Alexander. (9)

99 (d) (9)     Form of Subscription Agreement between Acquisition Corp. and each of the other Continuing Stockholders. (9)

99 (d) (10)    Form of draft Stock Option Exercise Agreement. (9)

99 (d) (11)    Form of draft Stock Option Exercise Agreement between Specialty
               Catalog and Joseph Grabowski. (9)

99 (d) (12)    Form of draft Specialty Catalog 2001 Stock Incentive Plan. (9)

99 (d) (13)    Form of standard Option Agreement. (9)

99 (d) (14)    Form of draft Option Agreement between Specialty Catalog and
               Joseph Grabowski. (9)

99 (d) (15)    Rights Agreement, dated as of April 11, 2000, between Specialty
               Catalog Corp. and Continental Stock Transfer & Trust Company, as
               Rights Agent. (4)


99 (d) (16)    Amendment No. 1 to the Rights Agreement, dated as of March 26,
               2001, between Specialty Catalog and Continental Stock Transfer &
               Trust Company, as Rights Agent. (9)

99 (d) (17)    Agreement and Plan of Recapitalization and Merger, dated January
               18, 2000, by and among Golub Associates Incorporated, Catalog
               Acquisition Corp., and Specialty Catalog. (7)

99 (d) (18)    Form of draft Employment Agreement between Specialty
               Catalog and Thomas McCain. (9)

99 (f) Section 262 of the Delaware General Corporation Law, attached as Annex C to the Proxy Statement. (8)


99 (g)         Not applicable

-----------------------
(1) Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Specialty Catalog on May 7, 2001.

(2) Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Specialty Catalog on May 15, 2001.

(3) Incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K/A filed by Specialty Catalog on April 30, 2001.

(4) Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Specialty Catalog on April 11, 2000.

(5) Incorporated by reference to the Annual Report on Form 10-K/A filed by Specialty Catalog on April 30, 2001.

(6) Incorporated by reference to the Quarterly Report on Form 10-Q filed by Specialty Catalog on May 15, 2001.

(7) Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Specialty Catalog on January 31, 2000.

(8) Incorporated by reference to the Schedule 13E-3 filed by Specialty Catalog on May 21, 2001.

(9)   Filed herewith.


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